

February 3, 2022

Chi Tong Au
Chief Executive Officer
Ever Harvest International Group Inc.
Suite F, 16/F, Cameron Plaza
23 Cameron Road
Tsim Sha Tsui, Hong Kong

> **Re: Ever Harvest International Group Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed January 18, 2022**
> **File No. 000-56362**

Dear Dr. Au:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G/A Filed January 18, 2022

Risk Factors, page 21

1.   We note the following excerpt from the registration statement:

"We are a holding company whose primary assets are [...] our agreements with our variable interest entities [and] we depend entirely upon our [...] variable interest entities' earnings and cash flow."

Please clarify whether your organization's structure contains variable interest entities. If not, please remove all references throughout the registration statement where you infer the company is dependent upon variable interest entities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services